UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER:	001-34791

CUSIP NUMBER:	55933J203

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: September 30, 2014

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please print or type. Nothing in the form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:                                                                              .

PART I REGISTRANT INFORMATION

MagnaChip Semiconductor Corporation

Full Name of Registrant

MagnaChip Semiconductor LLC

Former Name if Applicable

c/o MagnaChip Semiconductor S.A., 74, rue de Merl,

Address of Principal Executive Office (Street and number)

L-2146 Luxembourg, Grand Duchy of Luxembourg

City, State and Zip Code

PART II RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☐	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.

MagnaChip Semiconductor Corporation (the “Company”) has determined that it is unable to file its Quarterly Report on Form 10-Q for the quarter ended September 30, 2014 within the prescribed time period without unreasonable effort or expense for the reasons described below:

As previously announced on March 11, 2014, the Audit Committee of the Company’s Board of Directors (the “Audit Committee”) commenced an internal review into the Company’s accounting practices and procedures with outside professional advisors (the “Investigation”). The Company previously reported that as a result of the preliminary findings of the Investigation, the Company’s financial statements for each of the fiscal years ended December 31, 2012 and December 31, 2011 and the quarters ended March 31st, June 30th, and September 30th in 2013 and 2012 included in the Company’s 2012 Annual Report on Form 10-K and Quarterly Reports on Form 10-Q for 2013, and together with all three, six and nine month financial information contained therein, should no longer be relied upon, and that the Company will be restating as appropriate its financial statements.

On November 12, 2014, the Company announced that legal counsel engaged by the Audit Committee to conduct the Investigation, with the assistance of outside forensic accountants, has recently reported to the Audit Committee and the Board of Directors that the Investigation, which began in January 2014, has been completed.

As previously announced, the Investigation had found that the Company incorrectly recognized revenue on certain transactions when products were shipped to a distributor; such revenue should have been recognized when the distributor shipped the product to the customer.

In addition, the Investigation identified the following, among other, undisclosed business practices at the Company’s Korean subsidiary (the Company’s principal operating entity), that involved a lack of adequate controls and procedures:

•	various manufacturing-related business practices that facilitated premature revenue recognition on unfinished goods, semi-finished goods, and inventory manufactured in advance that affected revenue and sales targets;

•	various sales practices that resulted in overstated revenue for particular reporting periods, including premature shipment of products to and pulled-in orders from distributors and customers at quarter end;

•	cash payments to certain vendors, using expense and capital expenditure accounts at the Company, that (i) the vendors used to purchase products from certain distributors; (ii) the distributors then paid to the Company for those products; and (iii) in turn were applied to aged accounts receivable;

•	various improper inventory reserve accounting, non-recurring engineering (NRE) accounting, warranty reserve accounting and capitalization of repair expenses as capital expenditures that affected gross margins;

•	improper allocations of selling, general, and administrative costs (“SG&A”) that understated such costs and smoothed the SG&A-to-revenue ratio trend;

•	improper deferral of outsourcing and free sample expenses that smoothed expense trends;

•	improper revenue recognition on a gross rather than net basis for certain products and customers; and

•	various undisclosed business practices and related concessions for distributors and customers (including credit limit increases, payment term extensions, provision of free samples, future discounts, and stock rotations), with distributor and customer consent, that affected the Company’s sales.

The materials reviewed during the Investigation did not reveal any evidence that the Company’s Audit Committee, the current directors, or the Company’s independent registered public accounting firm, Samil PricewaterhouseCoopers (“Samil PwC”), were aware of the undisclosed business practices described above.

In addition to the Investigation, management of the Company has also concurrently undertaken a comprehensive review of the Company’s accounting practices during the restatement periods in connection with the preparation of restated financial statements, including a Company-wide review of its revenue recognition practices and policies, and to date has identified certain additional errors and adjustments that it expects to correct as part of the restatement. When completed, the restatement will correct the accounting errors that were identified during the Investigation and review process. Due to the ongoing nature of the Company’s internal review and restatement process, the Company cannot at this time provide an estimate of the individual or net effect of these errors and adjustments for any given period, but currently expects that the impact of some of the adjustments on certain periods in the restatement periods will be material. The Company’s management and its outside advisors continue to evaluate and review the various types of errors and adjustments that have been identified as of the date of this report, and these adjustments are subject to change until the Company completes its restatement of its financial statements. Additional errors or adjustments may be identified prior to the completion of the restatement, some or all of which may be material to the Company’s financial statements.

As a result of the accounting and other issues identified by management and the Investigation, management has concluded that one or more material weaknesses exist in the Company’s internal control over financial reporting and that, as a result, the Company’s disclosure controls and procedures were not effective as of the end of each of the restatement periods, and that the Company did not maintain effective internal control over financial reporting as of December 31, 2013.

While the Company has not yet completed its assessment of disclosure controls and procedures and internal control over financial reporting for the restatement periods, the Company has already initiated a number of remedial measures that are ongoing in response to the Investigation, including:

•	the development of more detailed revenue recognition practices and policies, including consideration for sales and payment discounts, price protections, returns, stock rotation, samples, payment terms and credit limit extensions;

•	the strengthening of the accounting, finance and internal audit teams with additional personnel with extensive US GAAP experience;

•	the strengthening of overall controls and disclosure processes and systems;

•	implementing financial accounting and reporting literacy training for the accounting, finance, internal audit and sales teams, including acceptable business practices;

•	the enhancement of enterprise resource planning reporting to highlight changes in exceptions or sales terms and to prohibit the manual acceleration of inventory through the manufacturing process;

•	the building of an overall culture of compliance and establishment of a compliance office; and

•	the development of distributor inventory policy, process and system controls.

Following the Company’s initial announcement of the restatement in March 2014, a purported class action lawsuit was filed against the Company and certain of the Company’s current and now-former officers. On September 30, 2014, an amended complaint was filed against the Company, certain current and former officers, certain members of the Company’s Board of Directors and a shareholder of the Company, alleging violations of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder. The Company intends to vigorously defend itself.

The Company is continuing the process of completing the preparation, review and audit of its financial statements for its fiscal year ended December 31, 2013 and its Annual Report on Form 10-K for such period (the “2013 Form 10-K”), and the preparation and review of its financial statements for the quarterly periods ended March 31, 2014, June 30, 2014 and September 30, 2014. As a result, the Company cannot at this time provide specific financial information or operating results for such periods.

Subject to management’s completion of the restated financial statements and related disclosures for the restatement periods as well as the reviews and audit to be conducted by Samil PwC, the Company currently anticipates filing its 2013 Form 10-K by January 30, 2015, with the quarterly reports on Form 10-Q for the first three quarters of 2014 to be filed as soon as practicable thereafter. However, because of the nature and amount of work that needs to be completed to file the 2013 Form 10-K, the Company cannot be certain how much time will ultimately be required to complete the restatement process and accordingly there remains a substantial risk that additional time will be required.

As a result of the foregoing, the Company does not expect that it will be in a position to complete the restatement and preparation of its third quarter 2014 financial statements and file its Quarterly Report on Form 10-Q within the 5-day extension period provided in Rule 12b-25(b).

Safe Harbor for Forward-Looking Statements

Information in this Form 12b-25 report regarding the Company’s forecasts, business outlook, expectations and beliefs are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. All forward-looking statements included in this report, including expectations about the timing, form and content of the Company’s 2013 Form 10-K and other SEC filings, and the identification, assessment and remedial measures to be implemented in connection with any material weaknesses in the Company’s internal control over financial reporting are based upon information available to the Company as of the date of this report, which may change, and we assume no obligation to update any such forward-looking statements. These statements are not guarantees of future performance and actual results could differ materially from our current expectations. Factors that could cause or contribute to such differences include the ongoing review and assessment of the Audit Committee’s Investigation and management’s restatement review; the impact of the accounting errors and adjustments on the Company’s prior and future financial statements; the identification of additional errors or adjustments not known to the Company as of the date hereof; the impact of the internal review, restatement and delayed SEC report filings on the Company’s business, including its customers, suppliers, counterparties, and under the Company’s debt instruments; the extent of any material weakness or significant deficiencies in the Company’s internal control over financial reporting; and other risks and uncertainties of the Company’s business detailed from time to time in the Company’s filings with the SEC, including our Form 10-K filed on February 22, 2013 and subsequent registration statements, amendments or other reports that we may file from time to time with the SEC and/or make available on our website (without regard to any financial information described therein to the extent it relates to the restatement periods). The Company assumes no obligation and does not intend to update the forward-looking statements provided, whether as a result of new information, future events or otherwise.

PART IV OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Jonathan W. Kim	+82 (2) 6903-3703
(Name)	(Area Code) (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☐ Yes ☒ No

Annual Report on Form 10-K for fiscal year ended December 31, 2013

Quarterly Report on Form 10-Q for fiscal quarter ended March 31, 2014

Quarterly Report on Form 10-Q for fiscal quarter ended June 30, 2014

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As described in Part III of this report, due to the Company’s pending review and restatement of the financial statements for the restatement periods, which include the Company’s fiscal quarter ended September 30, 2013, the Company is currently unable to make a reasonable estimate of any changes in results of operations in its financial statements for the quarter ended September 30, 2014 compared to the corresponding period in 2013 until the review and restatement is completed.

MagnaChip Semiconductor Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date :	November 12, 2014	By :	/s/ Jonathan W. Kim
			Name:	Jonathan W. Kim
			Title:	Senior Vice President, Chief Accounting Officer and Interim Chief Financial Officer